

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 7, 2006

Mr. Olivier Dubois
President, Chief Financial Officer, Technip
6-8 allée de l'Arche,
Faubourg de l'Arche — ZAC Danton, 92400 Courbevoie

Re: Technip
Form 20-F for the year ended December 31, 2005
File No. 1-15234

Dear Mr. Dubois:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 49

1. In future filings, please expand your critical accounting policies to provide a discussion of the uncertainties involved at a given time in arriving at critical estimates or the variability that is reasonably likely to result from the application over time. Specifically:

- Revenue Recognition: Please also address that fact that you need to estimate your percentage of completion for each contract and how you determine such estimates. Include a discussion of how accurate your estimates have been in the past, any changes in the current estimates compared to past estimates, and your expectations for any material changes in the future.
- Goodwill: Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. Identify the types of events that could result in impairment to your goodwill balance.
- Pension and postretirement benefits: State the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, rates of increase in future compensation levels, mortality rates, and health care cost trend rates.
Refer to SEC Interpretive Release No. 33-8350, SEC Other Release No. 33-8040 and SEC Proposed Release No. 33-8098 for additional guidance.

Revenues, page 54

2. Your discussion of revenues does not provide a reader with an understanding of why revenues increased or decreased by segment or by geographic area. In this regard, simply listing the main projects in effect during the year does not give a reader any insight into underlying reasons for significant changes in your underlying revenue streams. In future filings, please provide a more comprehensive discussion, including whether such changes resulted from increased pricing on contracts, the number of significant contracts in progress, foreign currency impacts and any other material items that caused changes in the revenues you recognized period over period.

3. Given your revenue recognition policy of not recognizing gross profit until you reach 20% to 25% completions, please disclose in future filings:
- The number of contracts during each period presented that reached the requisite 20% to 25% completion, and
- The margin recognized in each period related to these contracts.

Cost of Sales, page 56

4. We note that your gross margin decreased by 5 million euros from 2004 to 2005 even though your revenues increased 235.5 million euros from 2004 to 2005. Your discussion simply identifies the segments to which your cost of sales relates and the major components of cost of sales. This information does not provide readers with an understanding of why cost of sales increased as a percentage of your sales. In future filings, please provide a more comprehensive discussion of the major components you have identified and indicate to what extent and why those components changed relative to changes in your revenues.

Other Operating Income and Expenses, page 56

5. We note that the net change in your other operating income and other operating expenses from 2004 to 2005 is very material to the decrease in your income from continuing operations from 2004 to 2005. In future filings, please provide readers with a more comprehensive discussion of the major components within other operating income and expenses and the reasons for their changes period to period.

Contractual Obligations and Other Commitments, page 62

6. In future filings, expand your contractual obligations table to include estimated interest payments related to outstanding debt and other long-term liabilities, including expected funding requirements for employee benefit plans. Additionally, if material, include outstanding purchase obligations.

Legal Proceedings page 81

7. We note that the Tribunal de Commerce de Paris recently rendered a non-enforceable ruling in favor of ITP. Tell supplementally the nature of this ruling and how, in light of this ruling, you were able to conclude that your exposure in this litigation is not material.

8. We note that you are a shareholder of TSJK. We also note your discussion surrounding the SEC and United States Department of Justice's formal investigations into payments made in connection with the construction by TSKJ of a natural gas liquefaction complex. Tell us supplementally and revise your disclosures in future filings to address the potential contingencies surrounding this investigation. Specifically address how this investigation could impact the Company.

Item 15. Controls and Procedures, page 119

9. We have the following comments relating to your Item 15 disclosures:
    *   We note that your "Chief Executive Officer and [your] President, Chief Financial
        Officer have concluded that, as of the evaluation date, [your] disclosure controls and
        procedures were effective to provide reasonable assurance that material information
        relating to [you] and [your] consolidated subsidiaries would be made known to them
        by others within these entities, particularly during the period in which this annual
        report was being prepared, in order to allow timely decisions regarding required
        disclosure." This is an incomplete definition of disclosure controls and procedures per
        Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise
        in future filings your disclosure to clarify, if true, that your officers concluded that
        your disclosure controls and procedures are effective to ensure that information
        required to be disclosed by you in the reports that you file or submit under the
        Exchange Act is recorded, processed, summarized and reported, within the time
        periods specified in the Commission's rules and forms and to ensure that information
        required to be disclosed by an issuer in the reports that it files or submits under the
        Exchange Act is accumulated and communicated to your management, including its
        principal executive and principal financial officers, or persons performing similar
        functions, as appropriate to allow timely decisions regarding required disclosure.
        Otherwise, please simply conclude that your disclosure controls and procedures are
        effective or ineffective, whichever the case may be.
    *   You indicate that you have performed your evaluation of controls and procedures as
        of a date within 90 days of the filing of your annual report on Form 20-F. In
        accordance with Rule 13a-15(b)(1) this evaluation must be performed as of the end of
        your reporting period.
    *   You indicate that, "there have been no significant changes in [your] internal
        controls…" In future filings revise to clearly state, if correct, that there were no
        changes in your internal control over financial reporting that occurred which have
        materially affected, or are reasonable likely to materially affect, your internal control
        over financial reporting.

Item 16C. Principal Accountant Fees and Services, page 119

10. We note your disclosure that PricewaterhouseCoopers has acted as co-auditor for French
    statutory purposes. In light of the significant increase in fees for services rendered by
    PricewaterhouseCoopers, please tell us supplementally and revise future filings to clarify
    the nature of the services they provided and reasons for the significant increase in their
    fees.

Consolidated Income Statements and Net Fully Diluted Earnings per Share, pages F-3 and F-32

11. We note that you have presented Net Fully Diluted Earnings per Share on the face of your income statement as well as in Note 8 – Net Diluted Earnings per Share. Your disclosure indicates that net fully diluted earnings per share includes the impact of all equity and compound financial instruments. This per share information does not appear to be contemplated by IAS 33. Please address for us the appropriateness of this presentation under IFRS. If this presentation is appropriate under IFRS, in future filings clarify for US readers that this presentation would not be allowable pursuant to SEC disclosure regulations.

Consolidated Statements of Cash Flows, page F-6

12. We note that you have included changes in working capital in one line item on your statement of cash flows. Please tell us what consideration you have given to paragraph 20 of IAS 7 which indicates that changes during the period in inventories and operating receivables and payables should be shown in operating activities.

Note 1 – Summary of Significant Accounting Principles
A. Accounting Framework
(a) Terms of IFRS First – Time Application

13. We note that as permitted by paragraph 36A of IFRS 1 you have chosen to present comparative 2004 information that does not comply with IAS 32 and IAS 39. In this regard, tell us how the disclosures provided in your 2005 audited financial statements comply with paragraphs 36A(b) and 36A(c) of IFRS 1.

Explanation of transition to IFRS

14. We note that the information you have provided Transition to International Financial Reporting Standards on pages F-86 through F-100 is presented outside of your audited financial statements and have the following comments:

- Clarify whether this information was subject to audit and specifically whether this information is covered by the audit report included in your Form 20-F for the year ended December 31, 2005.
- Tell us how your disclosures comply with the requirements of paragraph 39 of IFRS 1, which require an entity's first IFRS financial statements to include the information required by paragraphs 39(a), (b) and (c) such that an entity explains how the transition from previous GAAP to IFRS affected its reported financial position, financial performance and cash flows. Your response to this comment should fully address our comments below on your preparation of the 2004 financial information.

15. Your disclosures regarding your transition to IFRS indicates that you based the preparation of the 2004 financial information included on pages F-86 through F-100 on (i) "The IFRS and interpretations which application is mandatory…as they are known as this date"; (ii) "The principles resulting from [your] anticipated resolution of some technical questions and projects currently under discussion by the IASB and IFRIC, which could be applicable in the publication of [your] consolidated financial statements for 2005 financial year"; and (iii) "The options and exemptions that the Group has applied and that will be used very likely in the preparation of its first IRFS consolidated financial statements for the 2005 financial year." With specific reference to these above bases of presentation, provide us with a comprehensive response which addresses the following:

- Tell us the date as of which you applied IFRS and its interpretations for these 2004 financial statements.
- Identify the technical questions and projects that were currently under discussion by the IASB and IFRIC as of the date you previously prepared your 2004 financial information, the anticipated resolution of these questions and projects, and the status of these questions and projects as of the date you filed your 2005 financial statements. Specifically address whether a more current application of IFRS as adopted by the IASB and EU would result in any changes to your 2004 financial information as presented.
- With regard to the application of IAS 16, you disclose in Note 1 on page F-8 that you performed a review of useful lives of amortization and residual values of main assets. Tell us when this review was performed and whether this review was the same review you refer to on page F-88. Address whether you revised any useful lives or residual values.

16. It is our understanding that a French law was passed in May, 2004 which provides French company employees the right to receive individual training of at least 20 hours per year that can be accumulated over six years. Please tell us how you accounted for this employee benefit under French GAAP and how you are accounting for this employee benefit under IFRS and US GAAP. Refer to SFAS 43 and EITF 06-2 for US GAAP purposes.

C. Rules and Estimates
(b) Construction Contracts, page F-11

17. We note that you have identified costs that relate directly to the specific contract, such as the purchase of materials and labor cost and its related social charges as the costs incurred on construction contracts. We assume that there are additional costs that are attributable to contract activity in general that can be allocated to the contract and other costs that are specifically chargeable to the customer under the terms of the contract. Please confirm to us supplementally that you do in fact allocate such costs and revise future filings to clarify the nature of these costs. Otherwise, tell us how your accounting complies with paragraphs 16(b) and 16(c) of IAS 11.

18. We note that "income at completion includes gains on claims from clients only if it is very likely that the latter will accept them." Paragraph 11(b) of IAS 11 indicates that revenue should only be recorded when it is probable that claims will result in revenues. Please confirm to us supplementally that the term "very likely" is synonymous with "probable" such that your revenue recognition is in accordance with paragraph 11(b) of IAS 11. Tell us what consideration you have given to clarifying this terminology.

19. You indicate that revenues on contracts are measured on the basis of costs incurred and of margin recognized at the percentage of completion. However, as noted in your critical accounting policies on page 49 and Management's Discussion on page 53 indicate that you do not begin recognizing gross margin until the gross margin can be estimated more precisely, which is typically at the 20% to 25% level of completion. Please expand your revenue recognition policy to address this fact in future filings.

(c) Foreign Currency Transactions and Financial Instruments
Translation of Financial Statements for Foreign Companies, page F- 12

20. You indicate that the functional currency of your foreign subsidiaries is the local currency except some African subsidiaries report in U.S. $ as their main commercial transaction currency is the U.S. $. Please confirm to us supplementally that the term "main commercial transaction currency" is synonymous with "functional currency" such that your translation of the financial statements of these African subsidiaries is in accordance with IAS 21 and clarify this terminology in future filings.

Derivatives and Hedging Processing, page F-12

21. You state that "A derivative instrument qualifies for hedge accounting...when there is a formal designation and documentation of the hedging relationship and of the effectiveness of the hedge during the life of the contract." Pursuant to paragraph 88 of IAS 39, a hedging relationship qualifies for hedge accounting if, and only if, the five conditions set forth in paragraph 88 (a) – (e) of IAS 39 are met. Please confirm that all your hedging relationships that have been accounted for using hedge accounting meet the five conditions set forth in paragraph 88 of IAS 39. Notwithstanding your statement in Note 36 on page F-68 that for Technip there are no differences between IFRS as adopted by the European Union and IFRS published by the International Accounting Standards Board, we understand that IFRS as adopted by the EU has some differences in the application of IAS 39. Please advise.

Bid Contracts in Foreign Currency, page F-13

22. You indicate that the premium paid to enter into insurance contracts to hedge your exposure to exchange rate fluctuations during the bid-period process of construction contracts is charged to the income statement when paid. Please identify the IFRS and US GAAP literature that you relied on for this accounting.

23. You also indicate that you may enter into foreign currency options for some proposals during the bid-process. Please tell us supplementally whether you entered into such options during the periods presented and if so how you accounted for these options. Please identify the IFRS and US GAAP literature that you relied on for this accounting.

(m) Deferred Income Tax, page F-16

24. You indicate that income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available. It is unclear to us why then, based on this accounting policy as well as the accounting set forth in paragraph 24 of IAS, your critical accounting policy disclosures on page 50 discusses a valuation allowance. In this regard, we also note your disclosure on page F-29 which indicates that this above referenced accounting policy results in deferred tax assets for which you have provided a "depreciation/impairment" reserve. Please advise.

Note 7 – Income/(Loss) from Discontinued Operations, page F-30
(a) Discontinued Operations

25. Your disclosure indicates that you have included the operations of Technip BioPharm as discontinued operations during 2005. However, Note 2 – Changes in Scope of Consolidation also addresses the disposal of Technip Engineering Brunei and the sale of Technip Portugal to its management during 2005 and the disposals of EHR and IG Spa during 2004. Please address the following:

- Clarify why, in accordance with paragraph 34 of IFRS 5, you have not reclassified the operations related to Technip BioPharm as discontinued operations for the year ended December 31, 2004. Provide us supplementally the disclosures required by paragraph 33(b) of IFRS 5 for the year ended December 31, 2004.
- Clarify why Technip Engineering Brunei and Technip Portugal have not been reflected as discontinued operations for the years ended December 31, 2005 and 2004. Provide us supplementally the disclosures required by paragraph 33(b) of IFRS 5 for each company for the years ended December 31, 2005 and 2004.
- You indicate that as per IAS 1, you have presented the result from operations sold or closed during the year. Based on your transition and other disclosures, we assume you applied IFRS 5 during the year ended December 31, 2004. If you have applied IFRS 5, please confirm that you had the valuations and other information needed at the time you met the criteria to be classified as discontinued. If you applied IAS 35, disclose this fact in future filings.
- Clarify why, as indicated in the italicized print on the bottom of page F-3 you have reclassified income from discontinued operations for 2004 in other operating income and expenses. Tell us supplementally how this presentation conforms to the accounting and disclosure requirements of the accounting literature you applied.

- Your disclosure indicates that as per the disposal agreements for EHR and IG Spa, EHR and IG Spa have been considered as sold as of January 1, 2004. Please fully address, based upon the literature you applied, the appropriateness of not reflecting the operations of these two companies through their date of disposal. Address whether this accounting results in a reconciling item for US GAAP purposes.
- Please tell us what consideration you have given to disclosing the cash flows attributable to the operating, investing and financing activities of discontinued operations as required by paragraph 33(c) of IFRS 5.

 (b) Assets Held for Sale

26. In light of the disclosures in Note 34 – Subsequent Events on page F-64 which indicates that you signed the agreement to sell Gulf Marine Fabricators on February 1, 2006, tell us whether you met the criteria set forth in paragraphs 7 and 8 of IFRS 5 for classification as held for sale as of December 31, 2005. If so, tell us why you have not presented the results of operations of Gulf Marine Fabricators as discontinued operations pursuant to paragraphs 31 through 33 of IFRS 5. If you did not meet the criteria set forth in paragraphs 7 and 8 of IFRS 5, tell us why it is appropriate to classify the Gulf Marine Fabricators assets as held for sale. Refer to paragraph 12 of IFRS 5.

27. We note that you have presented Gulf Marine Fabricators as discontinued operations for US GAAP purposes. Confirm that you met all the conditions set forth in paragraph 30 of SFAS 144 for classification as held for sale as of December 31, 2005. To the extent there is a difference in accounting between IFRS and US GAAP, tell us what consideration you have given to expanding your discussion of US GAAP and IFRS differences to clarify the nature of these differences.

Note 8 – Net Diluted Earnings per Share

28. Tell us what consideration you have given to disclosing the instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Refer to paragraph 70(b) of IAS 33.

Note 19 – Other Current Receivables, page F-40

29. We note that you have presented 33.4 million euros related to Stock Option Exercise as an asset. Tell us the appropriateness of reflecting this receivable as an asset rather than contra-equity in accordance with both IFRS and US GAAP. Refer to EITF 85-1 and SAB Topic 4E for US GAAP purposes.

Note 36 – Summary of Differences between Accounting Principles Followed by Technip and U.S. GAAP

(k) Territoriality Contingencies, page F-71

30. We note that during the year ended December 31, 2004 the provision for territoriality contingencies were released under French GAAP and IFRS through the income statement. Tell us how you determined that this provision was appropriate for IFRS purposes as of January 1, 2004. Refer to IFRS 1 and IAS 37. If, based on the facts and circumstances as of January 1, 2004, it was appropriate to record this provision for IFRS purposes, tell us how these specific facts and circumstances changed during the year such that you concluded that this provision was no longer necessary. Refer to Item 5.A. of Form 20-F.

31. We note the release of this 35.4 million euros provision represents more than 30% of your net income of 111.8 million euros. Tell us what financial statement line item you have included this reversal and why you did not discuss this very material item in Item 5. Operating and Financial Review.

Capitalized Interest

32. We note that for IFRS purposes you have elected not to apply the provisions of IAS 23 and therefore have not capitalized borrowing costs. For US GAAP purposes, the capitalization of interest is required pursuant to SFAS 34. Tell us supplementally and revise future filings to clarify why you have not provided a reconciling item for this apparent accounting difference.

Revenue Recognition

33. We note that you do not begin recognizing gross margin until the gross margin can be estimated more precisely, which is typically at the 20% to 25% level of completion. In future filings, add a discussion that the use of a zero profit margin under IFRS until 20% to 25% of the contract costs have been incurred is not in accordance with U.S. GAAP. Please confirm our assumption that that this difference has not been quantified in the reconciliation as it is not material. Disclose this fact in future filings.

34. As indicated in paragraph 54 of SOP 81-1 the major factors that must be considered in determining total estimated revenue for US GAAP purposes include the basic contract price, contract options, change orders, claims, and contract provisions for penalties and incentive payments, including award fees and performance incentives. All those factors and other special contract provisions must be evaluated throughout the life of a contract in estimating total contract revenue to recognize revenues in the periods in which they are earned under the percentage-of-completion method of accounting. We note that IAS 11 allows a contractor to recognize variations in contract work, incentive payments and claims to the extent that it is probable that they will result in revenue and they are capable of being reliably measured. Please confirm for us that this apparent difference in accounting between IFRS and US GAAP has not resulted in recognizing revenue under IFRS in an earlier period that when revenue would be recognized under US GAAP. Given the significance of these accounting policies as they relate to your IFRS financial statements and your US GAAP reconciliation, in future filings please disclose this accounting difference and clarify that this difference has not been quantified in the reconciliation as it is not material.

Consolidation

35. As indicated in Note 1 on page F-9, we note that for IFRS purposes you consolidate a company when your voting rights exceed 50% or when you control financial or operating policies. In this regard, as indicated on pages F-65 and F-66, we note that you consolidate four entities for which you have less than 50% control. Tell us how you concluded that for US GAAP purposes consolidation of these entities was appropriate.

Note 37 – Reconciliation to U.S. GAAP (d) Operating Income, page F-75

36. Please clarify for us why you are including the dry-docking cumulative change in accounting principle to arrive at Operating Income for US GAAP purposes.

Note 38 – Additional Information
(b) Comprehensive Income, page F-76

37. Based on your accumulated balances for foreign currency transactions/derivative instruments and cumulative translation adjustments as of December 31, 2004 and the activity for these items during 2005, it is unclear to us how you arrived at the accumulated balances as of December 31, 2005. Please advise.

Revenue Disclosures

38. In future filings, disclose the revenues related to individually material countries in accordance with paragraph 38a of SFAS 131.

39. In future filings, disclose the revenues and costs of sales related to products and services separately pursuant to Rule 5-03 of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief